

**Tida Samalapa**
Executive Vice President



03024749



ธนาคารกสิกรไทย
KASIKORNBANK 泰華農民銀行

12g3-2(b) File No.82-4922

Ref No. CN. 212/2003

July 21, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL



RECD S.E.C.
JUL 2 1 2003
1086

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

7/24







KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

**Summary Statement of Liabilities and Assets** [1/]



ธนาคารกสิกรไทย
KASIKORNBANK

**As at June 30, 2003**

| Assets | Baht | Liabilities | Baht |
|---|---|---|---|
| Cash | 9,051,077,052.79 | Deposits | 678,144,160,948.77 |
| Interbank and money market items, net | 97,112,948,193.43 | Interbank and money market items | 4,931,196,315.83 |
| Securities purchased under resale agreements | 50,000,000,000.00 | Liabilities payable on demand | 3,381,499,347.48 |
| Investments, net (with obligations Baht 33,218,745.72) | 156,493,479,769.66 | Securities sold under repurchase agreements | - |
| Credit advances (net of allowance for doubtful accounts) | 441,749,310,989.45 | Borrowings | 48,321,134,767.09 |
| Accrued interest receivables | 1,660,081,817.91 | Bank's liabilities under acceptances | 565,011,557.32 |
| Properties foreclosed, net | 10,921,093,993.39 | Other liabilities | 14,760,787,093.15 |
| Customers' liabilities under acceptances | 565,011,557.32 | Total liabilities | 750,103,810,029.64 |
| Premises and equipment, net | 21,784,161,618.45 | | |
| Other assets | 7,172,089,427.78 | **Shareholders' equity** | |
| | | Paid-up share capital | |
| | | (registered share capital Baht 26,900,946,900.00) | 23,530,947,170.00 |
| | | Reserves and net profit after appropriation | 5,629,770,960.69 |
| | | Other reserves and profit and loss account | 17,250,681,252.85 |
| | | Total shareholders' equity | 46,405,399,383.54 |
| Total Assets | 796,509,209,413.18 | Total Liabilities and Shareholders' Equity | 796,509,209,413.18 |
| Customers' liabilities under unmatured bills | 2,752,378,236.18 | Bank's liabilities under unmatured bills | 2,752,378,236.18 |
| Total | 799,261,587,649.36 | Total | 799,261,587,649.36 |

| | Baht |
|---|---|
| Non-Performing Loans as at June 30, 2003 (Quarterly) | 85,386,642,223.51 |
| (17.23% of total loans before allowance for doubtful accounts) | |
| Required provisioning for loan loss, as at June 30, 2003 (Quarterly) | 36,037,772,248.67 |
| Actual allowance for doubtful accounts | 59,082,785,466.79 |
| Loans to related parties | 4,775,922,359.44 |
| Loans to related asset management companies | 26,000,000,000.00 |
| Loans to related parties due to debt restructuring | 3,670,070,533.80 |
| Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand | 19,967,145,600.00 |
| Legal capital fund | 72,109,547,935.75 |
| Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section | - |
| International Banking Facility's assets and liabilities | |
| Total assets | 3,687,150,334.41 |
| Total liabilities | 656,017,770.12 |
| Significant contingent liabilities | |
| Avals to bills and guarantees of loans | 6,554,412,611.79 |
| Letters of credit | 10,219,977,142.28 |

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant


ธนาคารกสิกรไทย
KASIKORNBANK

Ref. FA. 156/2003

July 21, 2003

To President

The Stock Exchange of Thailand

**Subject : Submittal of the Unaudited Financial Statements**

Enclosed herewith, please find copies of the unaudited financial statements for the second quarter ending June 30, 2003, in RSIMS under the item "Download Financial News" compared with those of various accounting periods previously reported.

Document no. 1 Summary Statement of Liabilities and Assets as of June 30, 2003.

Document no. 2 Balance Sheet as of June 30, 2003 , compared with Balance Sheets as of March 31, 2003 and December 31, 2002.

Document no. 3 Statement of Income for the six-month period ending June 30, 2003 compared with the six-month period ending June 30, 2002.

Document no. 4 Statement of Income for the second quarter ending June 30, 2003 compared with the second quarter ending June 30, 2002.

Document no. 5 Statement of Income for the second quarter ending June 30, 2003 compared with the first quarter ending March 31, 2003.

Document no. 6 Summary of operating results for the second quarter of 2003.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(Mr. Banthoon Lamsam)

President and Chief Executive Officer

**Document no. 1**

ธนาคารกสิกรไทย
KASIKORNBANK

## SUMMARY STATEMENT OF LIABILITIES AND ASSETS [1/]

**As of June 30, 2003**

| [illegible] | Baht | [illegible] | Baht |
|---|---|---|---|
| [illegible] | 9,051,077,052.79 | [illegible] | 678,144,180,948.77 |
| [illegible] | 97,112,943,193.43 | [illegible] | 4,931,196,315.83 |
| [illegible] | 50,000,000,000.00 | [illegible] | 3,381,499,347.48 |
| [illegible] | 156,493,479,768.66 | [illegible] | - |
| [illegible] | 441,749,310,983.45 | [illegible] | 48,321,134,767.09 |
| [illegible] | 1,660,061,817.91 | [illegible] | 565,011,557.32 |
| [illegible] | 10,921,083,993.39 | [illegible] | 14,760,787,093.15 |
| [illegible] | 565,011,557.32 | [illegible] | 750,103,810,029.64 |
| [illegible] | 21,784,151,618.45 | | |
| [illegible] | 7,172,089,427.78 | [illegible] | |
| | | [illegible] | |
| | | [illegible] | 23,530,947,170.00 |
| | | [illegible] | 5,623,770,960.69 |
| | | [illegible] | 17,250,681,252.85 |
| | | [illegible] | 46,405,399,383.54 |
| [illegible] | 796,509,209,413.18 | [illegible] | 796,509,209,413.18 |
| [illegible] | 2,752,378,236.18 | [illegible] | 2,752,378,236.18 |
| [illegible] | 799,261,587,649.36 | [illegible] | 799,261,587,649.36 |

Baht

[illegible]

Document no. 2

ธนาคารกสิกรไทย
KASIKORNBANK



KASIKORNBANK PUBLIC COMPANY LIMITED
(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)
BALANCE SHEETS

| | June 30, 2003 (Unaudited) Baht | March 31, 2003 (Unaudited) (Reviewed) Baht | December 31, 2002 (Audited) Baht |
|---|---|---|---|
| **ASSETS** | | | |
| Cash | 9,051,077,052.79 | 9,103,770,086.69 | 9,764,122,407.65 |
| Interbank and money market items | | | |
| Domestic items | | | |
| Interest bearing | 59,441,159.54 | 1,074,338,290.20 | 3,385,334,109.66 |
| Non - interest bearing | 3,649,911,933.53 | 4,150,369,294.45 | 4,494,663,469.16 |
| Foreign items | | | |
| Interest bearing | 93,222,337,038.21 | 114,930,038,789.69 | 86,532,213,914.44 |
| Non - interest bearing | 181,253,062.15 | 324,306,693.83 | 360,919,334.47 |
| Total interbank and money market items - net | 97,112,943,193.43 | 120,479,053,068.17 | 94,773,130,827.73 |
| Securities purchased under resale agreements | 50,000,000,000.00 | 18,306,000,000.00 | 18,400,000,000.00 |
| Investments | | | |
| Current investments - net | 70,569,919,115.37 | 67,208,375,872.83 | 72,310,121,353.72 |
| Long-term investments - net | 74,295,813,492.53 | 72,447,285,338.63 | 79,212,635,426.62 |
| Investments in subsidiary and associated companies - net | 11,627,747,160.76 | 7,499,011,346.49 | 7,245,945,739.47 |
| Total investments - net | 156,493,479,768.66 | 147,154,672,557.95 | 158,768,702,519.81 |
| Loans and accrued interest receivables | | | |
| Loans | 494,237,941,062.19 | 494,044,297,577.04 | 496,525,046,750.68 |
| Accrued interest receivables | 1,660,061,817.91 | 1,755,112,366.09 | 1,934,392,812.56 |
| Total loans and accrued interest receivables | 495,898,002,880.10 | 495,799,409,943.13 | 498,459,439,563.24 |
| Less Allowance for doubtful accounts | (47,857,242,049.16) | (50,559,217,211.73) | (54,919,951,503.47) |
| Less Revaluation allowance for debt restructuring | (3,431,388,029.58) | (3,372,995,978.58) | (2,647,233,500.35) |
| Less Normalized Provisioning | (1,200,000,000.00) | (1,000,000,000.00) | (800,000,000.00) |
| Total loans and accrued interest receivables - net | 443,409,372,801.36 | 440,867,196,752.82 | 440,092,254,559.42 |
| Properties foreclosed - net | 10,921,083,993.39 | 10,894,652,549.01 | 11,068,607,580.17 |
| Customers' liability under acceptances | 565,011,557.32 | 642,707,678.85 | 597,096,484.15 |
| Premises and equipment - net | 21,784,151,618.45 | 21,819,059,599.50 | 21,801,037,447.84 |
| Accrued income receivables | 1,902,611,753.13 | 1,972,385,322.84 | 1,883,698,623.95 |
| Forward exchange contract revaluation | 1,857,970,104.79 | 576,795,244.07 | 745,642,924.52 |
| Other assets - net | 3,411,507,569.86 | 2,987,292,751.55 | 2,807,958,299.29 |
| Total Assets | 796,509,209,413.18 | 774,803,585,611.45 | 760,702,251,674.53 |

Document no. 2

ธนาคารกสิกรไทย
KASIKORNBANK



**KASIKORNBANK PUBLIC COMPANY LIMITED**

**(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)**

**BALANCE SHEETS**

| | June 30, 2003 (Unaudited) | March 31, 2003 (Unaudited) (Reviewed) | December 31, 2002 (Audited) |
|---|---|---|---|
| | Baht | Baht | Baht |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | |
| Deposits | | | |
| Deposits in Baht | 675,408,441,269.44 | 662,401,233,348.00 | 649,748,041,872.97 |
| Deposits in foreign currencies | 2,735,739,679.33 | 3,094,495,183.28 | 2,252,107,008.63 |
| Total deposits | 678,144,180,948.77 | 665,495,728,531.28 | 652,000,148,881.60 |
| Interbank and money market items | | | |
| Domestic items | | | |
| Interest bearing | 2,747,138,576.11 | 2,684,890,240.90 | 3,461,073,197.37 |
| Non - interest bearing | 1,646,773,292.00 | 987,345,983.13 | 1,788,470,188.12 |
| Foreign items | | | |
| Interest bearing | 350,488,073.94 | 762,932,564.67 | 258,049,516.38 |
| Non - interest bearing | 186,796,373.78 | 291,213,388.64 | 185,799,515.82 |
| Total interbank and money market items | 4,931,196,315.83 | 4,726,382,177.34 | 5,693,392,417.69 |
| Liability payable on demand | 3,381,499,347.48 | 2,984,539,284.93 | 3,422,940,128.54 |
| Borrowing | | | |
| Long-term Borrowing | 48,321,134,767.09 | 48,486,157,769.72 | 48,555,994,109.78 |
| Total Borrowing | 48,321,134,767.09 | 48,486,157,769.72 | 48,555,994,109.78 |
| Bank's liability under acceptances | 565,011,557.32 | 642,707,678.85 | 597,096,484.15 |
| Deferred tax liabilities | 4,099,382,865.26 | 3,857,796,479.39 | 4,062,196,492.70 |
| Forward exchange contract revaluation | 868,873,728.42 | 234,073,960.00 | 1,625,905,192.44 |
| Accrued interest payables | 2,889,418,869.21 | 3,535,355,513.28 | 3,030,042,472.47 |
| Other liabilities | 6,903,111,630.26 | 7,314,722,132.92 | 6,639,519,926.19 |
| Total Liabilities | 750,103,810,029.64 | 737,277,463,527.71 | 725,627,236,105.56 |



A2

**Document no. 2**

ธนาคารกสิกรไทย KASIKORNBANK



**KASIKORNBANK PUBLIC COMPANY LIMITED**

**(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)**

**BALANCE SHEETS**

| | June 30, 2003 (Unaudited) Baht | March 31, 2003 (Unaudited) (Reviewed) Baht | December 31, 2002 (Audited) Baht |
|---|---|---|---|
| Shareholders' equity | | | |
| Share capital | | | |
| Authorized share capital | | | |
| 547,345 class A preferred shares, Baht 10 par value | 5,473,450.00 | 5,473,450.00 | 5,473,450.00 |
| 2,689,547,345 ordinary shares, Baht 10 par value | 26,895,473,450.00 | 26,895,473,450.00 | 26,895,473,450.00 |
| Issued and fully paid-up share capital | | | |
| 547,345 class A preferred shares, Baht 10 par value | 5,473,450.00 | 5,473,450.00 | 5,473,450.00 |
| 2,352,547,372 ordinary shares, Baht 10 par value | 23,525,473,720.00 | 23,525,473,720.00 | 23,525,473,720.00 |
| Premium on share capital | | | |
| Premium on preferred shares | 27,367,250.00 | 27,367,250.00 | 27,367,250.00 |
| Premium on ordinary shares | 49,478,139,190.49 | 49,478,139,190.49 | 49,478,139,190.49 |
| Premium on expired warrants | 5,520,432,199.21 | 5,520,432,199.21 | 5,520,432,199.21 |
| Appraisal surplus | 6,310,413,991.94 | 6,340,845,262.08 | 6,367,116,972.81 |
| Revaluation surplus on investments | 3,219,982,996.44 | 2,576,305,475.23 | 2,773,163,461.91 |
| Retained earnings (deficit) | | | |
| Appropriated | | | |
| Legal reserve | 800,000,000.00 | 800,000,000.00 | 800,000,000.00 |
| Other reserves | 26,675,300,000.00 | 26,675,300,000.00 | 26,675,300,000.00 |
| Unappropriated (deficit) | (69,157,183,414.54) | (77,423,214,463.27) | (80,097,450,675.45) |
| Total Shareholders' Equity | 46,405,399,383.54 | 37,526,122,083.74 | 35,075,015,568.97 |
| Total Liabilities and Shareholders' Equity | 796,509,209,413.18 | 774,803,585,611.45 | 760,702,251,674.53 |
| Off-balance sheet items - contingencies | | | |
| Avals on bills and guarantees of loans | 6,554,412,611.79 | 6,607,361,332.08 | 6,591,460,563.44 |
| Liability under unmatured import bills | 2,752,378,236.18 | 2,430,919,374.06 | 2,632,020,016.26 |
| Letters of credit | 10,219,977,142.26 | 10,113,656,598.45 | 8,875,631,993.17 |
| Other contingencies | 388,791,084,335.18 | 361,644,997,341.35 | 380,115,619,709.60 |



AL

Document no. 3

ธนาคารกสิกรไทย KASIKORNBANK 



KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENT OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

| | 2003 (Unaudited) Baht | 2002 (Audited) Baht | Increase (Decrease) Baht | % |
|---|---|---|---|---|
| Interest and dividend income | | | | |
| Loans | 12,237,279,970.51 | 12,457,529,322.99 | (220,249,352.48) | (1.77) |
| Interbank and money market items | 1,268,383,567.96 | 2,005,973,165.45 | (737,589,597.49) | (36.77) |
| Investments | 2,366,832,044.97 | 2,432,411,954.31 | (65,579,909.34) | (2.70) |
| Total interest and dividend income | 15,872,495,583.44 | 16,895,914,442.75 | (1,023,418,859.31) | (6.06) |
| Interest expense | | | | |
| Deposits | 4,620,269,926.18 | 6,262,185,654.61 | (1,641,915,728.43) | (26.22) |
| Interbank and money market items | 113,649,527.57 | 193,648,570.88 | (79,999,043.31) | (41.31) |
| Long-term borrowings | 2,560,288,282.92 | 2,556,229,509.58 | 4,058,773.34 | 0.16 |
| Total interest expense | 7,294,207,736.67 | 9,012,063,735.07 | (1,717,855,998.40) | (19.06) |
| Net income from interest and dividend | 8,578,287,846.77 | 7,883,850,707.68 | 694,437,139.09 | 8.81 |
| Bad debts and doubtful accounts (reversal) | (5,949,071,183.13) | (875,911,152.95) | 5,073,160,030.18 | 579.19 |
| Loss on debt restructuring | 5,949,071,183.13 | 875,911,152.95 | 5,073,160,030.18 | 579.19 |
| Normalized provisions | 400,000,000.00 | 400,000,000.00 | - | - |
| Net income from interest and dividends after bad debts and doubtful accounts, loss on debt restructuring and normalized provisions | 8,178,287,846.77 | 7,483,850,707.68 | 694,437,139.09 | 9.28 |
| Non-interest income | | | | |
| Gain on investments | 1,911,788,391.18 | 714,569,332.30 | 1,197,219,058.88 | 167.54 |
| Share of profit from investments on equity method | 4,253,795,046.57 | 431,755,465.17 | 3,822,039,581.40 | 885.23 |
| Fees and service income | | | | |
| Acceptances, avals and guarantees | 253,872,531.05 | 290,953,436.52 | (37,080,905.47) | (12.74) |
| Others | 2,649,515,600.44 | 2,609,362,409.20 | 40,153,191.24 | 1.54 |
| Gain on exchange | 1,078,541,891.98 | 561,224,704.22 | 517,317,187.76 | 92.18 |
| Other income | 416,801,777.96 | 288,332,347.49 | 128,469,430.47 | 44.56 |
| Total non-interest income | 10,564,315,239.18 | 4,896,197,694.90 | 5,668,117,544.28 | 115.77 |

Document no. 3

ธนาคารกสิกรไทย
KASIKORNBANK



KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENT OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

| | 2003 (Unaudited) Baht | 2002 (Audited) Baht | Increase (Decrease) Baht | % |
|---|---|---|---|---|
| Non-interest expenses | | | | |
| Personnel expenses | 2,493,731,265.65 | 2,562,556,877.51 | (68,825,611.86) | (2.69) |
| Premises and equipment expenses | 1,605,102,888.94 | 1,760,065,511.58 | (154,962,622.64) | (8.80) |
| Taxes and duties | 591,301,924.18 | 856,282,275.79 | (264,980,351.61) | (30.95) |
| Fees and service expenses | 962,208,534.73 | 692,584,937.86 | 269,623,596.87 | 38.93 |
| Directors' remuneration | 23,772,967.74 | 18,722,645.72 | 5,050,322.02 | 26.97 |
| Loss on impairment of properties foreclosed | 152,678,665.60 | 99,239,236.23 | 53,439,429.37 | 53.85 |
| Contributions to Financial Institutions Development Fund | 1,325,372,689.15 | 1,352,805,130.98 | (27,432,441.83) | (2.03) |
| Other expenses | 729,171,147.44 | 1,241,689,513.62 | (512,518,366.18) | (41.28) |
| Total non-interest expenses | 7,883,340,083.43 | 8,583,946,129.29 | (700,606,045.86) | (8.16) |
| Income before income tax | 10,859,263,002.52 | 3,796,102,273.29 | 7,063,160,729.23 | 186.06 |
| Income tax expense | (24,301,277.52) | (46,045,654.71) | (21,744,377.19) | (47.22) |
| Net income | 10,883,564,280.04 | 3,842,147,928.00 | 7,041,416,352.04 | 183.27 |
| Basic earnings per share | 4.63 | 1.63 | 3.00 | 183.27 |
| Number of the weighted average number of ordinary shares (shares) | 2,352,547,372.00 | 2,352,547,372.00 | | |

Document no. 4

ธนาคารกสิกรไทย
KASIKORNBANK



**KASIKORNBANK PUBLIC COMPANY LIMITED**

**(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)**

**STATEMENTS OF INCOME**

**FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002**

| | 2003 (Unaudited) (Unreviewed) Baht | 2002 (Unaudited) (Reviewed) Baht | Increase (Decrease) Baht | % |
|---|---|---|---|---|
| Interest and dividend income | | | | |
| Loans | 6,189,506,974.42 | 6,090,168,998.48 | 99,337,975.94 | 1.63 |
| Interbank and money market items | 650,776,253.69 | 940,659,442.41 | (289,883,188.72) | (30.82) |
| Investments | 1,182,518,659.32 | 1,202,009,706.69 | (19,491,047.37) | (1.62) |
| Total Interest and dividend Income | 8,022,801,887.43 | 8,232,838,147.58 | (210,036,260.15) | (2.55) |
| Interest expense | | | | |
| Deposits | 2,164,313,513.87 | 3,047,455,971.58 | (883,142,457.71) | (28.98) |
| Interbank and money market items | 49,939,156.45 | 75,287,297.46 | (25,348,141.01) | (33.67) |
| Long-term borrowings | 1,282,783,219.86 | 1,276,093,298.98 | 6,689,920.88 | 0.52 |
| Total Interest Expense | 3,497,035,890.18 | 4,398,836,568.02 | (901,800,677.84) | (20.50) |
| Net income from interest and dividend | 4,525,765,997.25 | 3,834,001,579.56 | 691,764,417.69 | 18.04 |
| Bad debt and doubtful accounts (reversal) | (2,472,028,766.36) | 319,200,726.17 | (2,791,229,492.53) | (874.44) |
| Loss on debt restructuring (reversal) | 2,472,028,766.36 | (319,200,726.17) | 2,791,229,492.53 | 874.44 |
| Normalized provisions | 200,000,000.00 | 400,000,000.00 | (200,000,000.00) | (50.00) |
| Net income from interest and dividend after bad debt and doubtful accounts, loss on debt restructuring and normalized provisions | 4,325,765,997.25 | 3,434,001,579.56 | 891,764,417.69 | 25.97 |
| Non-interest income | | | | |
| Gain on investments | 1,481,533,465.89 | 159,221,951.86 | 1,322,311,514.03 | 830.48 |
| Share of profit from investments on equity method | 4,108,211,822.38 | 601,432,882.80 | 3,506,778,939.58 | 583.07 |
| Fees and service income | | | | |
| Acceptances, aval and guarantees | 115,529,637.96 | 143,547,302.43 | (28,017,664.47) | (19.52) |
| Others | 1,314,448,294.12 | 1,260,793,513.60 | 53,654,780.52 | 4.26 |
| Gain on exchanges | 565,210,659.63 | 359,610,194.03 | 205,600,465.60 | 57.17 |
| Other income | 232,254,229.85 | 140,877,396.18 | 91,376,833.67 | 64.86 |
| Total Non-interest Income | 7,817,188,109.83 | 2,665,483,240.90 | 5,151,704,868.93 | 193.27 |

Document no. 4



**KASIKORNBANK PUBLIC COMPANY LIMITED**

**(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)**

**STATEMENTS OF INCOME**

**FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002**

| | 2003 (Unaudited) (Unreviewed) Baht | 2002 (Unaudited) (Reviewed) Baht | Increase (Decrease) Baht | % |
|---|---|---|---|---|
| Non-interest expenses | | | | |
| Personnel expenses | 1,266,057,041.73 | 1,287,174,842.55 | (21,117,800.82) | (1.64) |
| Premises and equipment expenses | 830,122,172.29 | 991,255,803.05 | (161,133,630.76) | (16.26) |
| Taxes and duties | 293,222,349.31 | 436,103,600.65 | (142,881,251.34) | (32.76) |
| Fees and service expenses | 418,454,997.66 | 345,833,848.67 | 72,621,148.99 | 21.00 |
| Directors' remuneration | 11,886,483.87 | 11,848,739.23 | 37,744.64 | 0.32 |
| Loss on impairment of properties foreclosed | 59,801,364.46 | 58,780,270.16 | 1,021,094.30 | 1.74 |
| Contributions to Financial Institutions Development Fund | 662,686,344.58 | 676,402,565.49 | (13,716,220.91) | (2.03) |
| Other expenses | 378,165,547.52 | 406,983,967.86 | (28,818,420.34) | (7.08) |
| Total Non-Interest Expenses | 3,920,396,301.42 | 4,214,383,637.66 | (293,987,336.24) | (6.98) |
| Income before income tax | 8,222,557,805.66 | 1,885,101,182.80 | 6,337,456,622.86 | 336.19 |
| Income tax expense | (13,041,972.93) | (34,352,072.19) | (21,310,099.26) | (62.03) |
| Net income | 8,235,599,778.59 | 1,919,453,254.99 | 6,316,146,523.60 | 329.06 |
| Basic earnings per share | 3.50 | 0.82 | 2.68 | 329.06 |
| Number of the weighted average number of ordinary shares (shares) | 2,352,547,372.00 | 2,352,547,372.00 | | |

Document no. 5



**KASIKORNBANK PUBLIC COMPANY LIMITED**

**(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)**

**STATEMENT OF INCOME**

**FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2003 AND MARCH 31, 2003**

| | June 30, 2003 (Unaudited) (Unreviewed) Baht | March 31, 2003 (Unaudited) (Reviewed) Baht | Increase (Decrease) Baht | % |
|---|---|---|---|---|
| Interest and dividend income | | | | |
| Loans | 6,189,506,974.42 | 6,047,772,996.09 | 141,733,978.33 | 2.34 |
| Interbank and money market items | 650,776,253.69 | 617,607,314.27 | 33,168,939.42 | 5.37 |
| Investments | 1,182,518,659.32 | 1,184,313,385.65 | (1,794,726.33) | (0.15) |
| Total interest and dividend income | 8,022,801,887.43 | 7,849,693,696.01 | 173,108,191.42 | 2.21 |
| Interest expense | | | | |
| Deposits | 2,164,313,513.87 | 2,455,956,412.31 | (291,642,898.44) | (11.87) |
| Interbank and money market items | 49,939,156.45 | 63,710,371.12 | (13,771,214.67) | (21.62) |
| Long-term borrowings | 1,282,783,219.86 | 1,277,505,063.06 | 5,278,156.80 | 0.41 |
| Total interest expense | 3,497,035,890.18 | 3,797,171,846.49 | (300,135,956.31) | (7.90) |
| Net income from interest and dividend | 4,525,765,997.25 | 4,052,521,849.52 | 473,244,147.73 | 11.68 |
| Bad debts and doubtful accounts (reversal) | (2,472,028,766.36) | (3,477,042,416.77) | (1,005,013,650.41) | (28.90) |
| Losses on debt restructuring | 2,472,028,766.36 | 3,477,042,416.77 | (1,005,013,650.41) | (28.90) |
| Normalized provisions | 200,000,000.00 | 200,000,000.00 | - | - |
| Net income from interest and dividends after bad debts and doubtful accounts, losses on debt restructuring and normalized provisions | 4,325,765,997.25 | 3,852,521,849.52 | 473,244,147.73 | 12.28 |
| Non-interest income | | | | |
| Gain on investments | 1,481,533,465.89 | 430,254,925.29 | 1,051,278,540.60 | 244.34 |
| Share of profit from investments on equity method | 4,108,211,822.38 | 145,583,224.19 | 3,962,628,598.19 | 2,721.90 |
| Fees and service income | | | | |
| Acceptances, avals and guarantees | 115,529,637.96 | 138,342,893.09 | (22,813,255.13) | (16.49) |
| Other | 1,314,448,294.12 | 1,335,067,306.32 | (20,619,012.20) | (1.54) |
| Gain on exchanges | 565,210,659.63 | 513,331,232.35 | 51,879,427.28 | 10.11 |
| Other income | 232,254,229.85 | 184,547,548.11 | 47,706,681.74 | 25.85 |
| Total non-interest income | 7,817,188,109.83 | 2,747,127,129.35 | 5,070,060,980.48 | 184.56 |

**Document no. 5**

ธนาคารกสิกรไทย
KASIKORNBANK



KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENT OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2003 AND MARCH 31, 2003

| | June 30, 2003 (Unaudited) (Unreviewed) Baht | March 31,2003 (Unaudited) (Reviewed) Baht | Increase (Decrease) Baht | % |
|---|---|---|---|---|
| Non-interest expenses | | | | |
| Personnel expenses | 1,266,057,041.73 | 1,227,674,223.92 | 38,382,817.81 | 3.13 |
| Premises and equipment expenses | 830,122,172.29 | 774,980,716.65 | 55,141,455.64 | 7.12 |
| Taxes and duties | 293,222,349.31 | 298,079,574.87 | (4,857,225.56) | (1.63) |
| Fees and service expenses | 418,454,997.66 | 543,753,537.07 | (125,298,539.41) | (23.04) |
| Directors' remuneration | 11,886,483.87 | 11,886,483.87 | - | - |
| Loss on impairment of properties foreclosed | 59,801,364.46 | 92,877,301.14 | (33,075,936.68) | (35.61) |
| Contributions to Financial Institutions Development Fund | 662,686,344.58 | 662,686,344.57 | 0.01 | - |
| Other expenses | 378,165,547.52 | 351,005,599.92 | 27,159,947.60 | 7.74 |
| Total non-interest expenses | 3,920,396,301.42 | 3,962,943,782.01 | (42,547,480.59) | (1.07) |
| Income before income tax | 8,222,557,805.66 | 2,636,705,196.86 | 5,585,852,608.80 | 211.85 |
| Income tax expense | (13,041,972.93) | (11,259,304.59) | 1,782,668.34 | 15.83 |
| Net income | 8,235,599,778.59 | 2,647,964,501.45 | 5,587,635,277.14 | 211.02 |
| Basic earnings per share | 3.50 | 1.13 | 2.37 | 211.02 |
| Number of the weighted average number of ordinary shares (shares) | 2,352,547,372.00 | 2,352,547,372.00 | | |

Document no. 6

ธนาคารกสิกรไทย
KASIKORNBANK



**Summary of operating results for the second quarter of 2003**

## DATA FROM FINANCIAL STATEMENTS OF KASIKORNBANK PCL

### Bank's observations on the second quarter:

In this quarter, the Bank recorded an increase in net income from the preceding quarter by Baht 5,588 million, comprising significant entries, as follows:

- Gains on investments were Baht 1,482 million, up Baht 1,051 million from the preceding quarter, mainly due to significant improvement in the condition of the capital market. As a result, the Bank gained from the sale of government bonds and equities. In addition, investments in some securities had higher value, resulting in lower allowances for diminution in value of investment securities recorded previously.
- Gain on foreign exchange totaled Baht 565 million, up Baht 52 million from the preceding quarter, partly due to a shutdown of overseas branch.
- The Bank recognized the share of profit from investments on equity method for the three-month period ending June 30, 2003, totaling Baht 4,108 million. Most of the share of profit was derived from the Bank's two asset management companies (AMCs). The Bank of Thailand required an AMC to reclassify the investments in restructured loans from booking at cost to loans booking at fair value calculated at the date of the reclassification. The guidelines required an AMC to immediately recognize a one-time profit in this quarter which caused by the difference between the cost and the fair values of total restructured loans. As a result, the interest income to be recognized in the future on a cash basis will be less, compared with that of an accrual basis previously used. However, regardless of the additional income from account reclassification mentioned above and the lower interest income to be recognized in the future over the tenor of restructuring agreement, the overall operating results of the two AMCs under the new guidelines of the Bank of Thailand are relatively unchanged.

Remarks: 1. The Stock Exchange of Thailand requires banks to submit financial reports as follows.

1.1 The C.B. 1.1 — which is the Bank-only financial statement — within 21 days after the end of each quarter.

1.2 The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.

2. This report is generated in accordance with "Remark no. 1" above.



**Document no. 6**

**Summary of operating results for the second quarter of 2003**

## Balance Sheet Highlights


Total Assets (Million Baht)
787,757
765,428
760,702
774,804
796,509
30 Jun 02
30 Sep 02
31 Dec 02
31 Mar 03
30 Jun 03

➢ **Total Assets**

- Total assets as of June 30, 2003, stood at Baht 796,509 million, up Baht 21,705 million, or 2.80% from March 31, 2003, with highlights as follows:

**>> Interbank and Money Market Items - net on the Assets Side**

- Total interbank and money market items-net on the assets side as of June 30, 2003 were Baht 97,113 million, down from Baht 23,366 million, or 19.39% from March 31, 2003, due to the shifts from deposits in foreign financial institutions to investments in securities under resale agreements for higher yields.

**>> Securities Purchased under Resale Agreements**

- Securities purchased under resale agreements as of June 30, 2003 totaled Baht 50,000 million, up Baht 31,694 million, or 173.13% from March 31, 2003, due to yielding higher returns than other types of investment.

**>> Investments - net**

- Total investments-net as of June 30, 2003, totaled Baht 156,493 million, up Baht 9,339 million, or 6.35% from March 31, 2003, due to higher investments in government bonds.



AL

**Document no. 6**

ธนาคารกสิกรไทย
KASIKORNBANK



**Summary of operating results for the second quarter of 2003**

## Balance Sheets Highlights (continued)

- *Type of Investments*

(Million Baht)

| Type of Investment | June 30, 2003 | % | March 31, 2003 | % |
|---|---|---|---|---|
| **Debt Instruments** | 140,679 | 89,89% | 135,475 | 92.06% |
| [illegible] | | | | |
| >> Trading Investments | 4,475 | 2.86% | 6,407 | 4.35% |
| >> [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| >> Held-to-maturity Investments | 23,701 | 15.15% | 34,207 | 23.25% |
| [illegible] | | | | |
| >> Trading Investments | 276 | 0.18% | 80 | 0,05% |
| >> [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| >> Held-to-maturity Investments | 566 | 0.36% | 366 | 0,25% |
| [illegible] | | | | |
| >> Trading Investments | 20,411 | 13.04% | 17,475 | 11.88% |
| >> [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| **Equity Securities** | 15,814 | 10.11% | 11,680 | 7.94% |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| General Investments | 2,311 | 1.48% | 2,338 | 1.59% |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| ***Total Investments – Net*** | *156,493* | *100.00%* | *147,155* | *100.00%* |

>> Loans

- Loans as of June 30, 2003 stood at Baht 494,238 million, up Baht 194 million, or 0.04% from March 31, 2003. In this quarter, the Bank had recorded new net loans totaling Baht 2,816 million, with loan write-offs through debt restructuring and legal proceedings of Baht 2,622 million resulting in slightly increase in net loans.

- ***Restructured Loans***

  - The Bank has restructured loans as of June 30, 2003 totaling Baht 112,250 million and March 31, 2003 totaling Baht 120,273 million, which were performing restructured loans of Baht 81,636 million and Baht 85,203 million, respectively.

**Document no. 6**


ธนาคารกสิกรไทย
KASIKORNBANK

**Summary of operating results for the second quarter of 2003**

## Balance Sheets Highlights (continued)

**>> Foreclosed Properties - net**

- Foreclosed properties-net as of June 30, 2003 stood at Baht 10,921 million up Baht 26 million, or 0.24% from March 31, 2003.

(Million Baht)

| | June 30, 2003 | March 31, 2003 | December 31, 2002 | September 30, 2002 | June 30, 2002 |
|---|---|---|---|---|---|
| Foreclosed properties | 14,569 | 14,604 | 15,103 | 14,866 | 15,151 |
| Less Allowance for Foreclosed properties | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Foreclosed properties - net | **10,921** | **10,895** | **11,069** | **11,096** | **11,329** |

**>> Forward Exchange Contract Revaluation on the Assets Side**

- Forward exchange contract revaluation on the assets side as of June 30, 2003 stood at Baht 1,858 million, up from March 31, 2003, by Baht 1,281 million, or 222.12%, due to a higher value of the Baht. This item was shown on the assets side because the exchange rates as stated in contracts were higher than the exchange rates at the end of the accounting period. It will not affect the Bank's profits and losses, since the Bank has maintained square position in its foreign exchange transactions.

- *Mid Rate*

Baht : USD

| | June 30, 2003 | March 31, 2003 | December 31, 2002 | September 30, 2002 | June 30, 2002 |
|---|---|---|---|---|---|
| Mid Rate | 42.05 | 42.88 | 43.24 | 43.36 | 41.59 |

**Document no. 6**


ธนาคารกสิกรไทย
KASIKORNBANK

**Summary of operating results for the second quarter of 2003**

## Balance Sheets Highlights (continued)


Total Liabilities (Million Baht)
756,841
731,688
725,627
737,277
750,104
30 Jun 02
30 Sep 02
31 Dec 02
31 Mar 03
30 Jun 03

➢ **Total Liabilities**

- Total liabilities as of June 30, 2003 stood at Baht 750,104 million, up Baht 12,826 million, or 1.74% from March 31, 2003, with highlights as follows:

**>> Deposits**

- Deposits as of June 30, 2003, totaled Baht 678,144 million, up Baht 12,648 million, or 1.90%, due to the increasing amount of savings deposits.

• *Type of Deposits*

| Type of Deposits | June 30, 2003 | March 31, 2003 | December 31, 2002 | September 30, 2002 | June 30, 2002 |
|---|---|---|---|---|---|
| Current | 4.60% | 4.46% | 4.13% | 4.05% | 3.77% |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Term - Less than 6 months | 38.01% | 39.76% | 41.92% | 43.85% | 46.04% |
| [illegible] | [illegible] | 0.85% | [illegible] | [illegible] | [illegible] |
| Term - 1 year and over 1 year | 10.25% | 10.20% | 9.78% | 9.58% | 9.97 % |
| Total | 100.00% | 100.00% | 100.00% | 100.00% | 100.00% |

Document no. 6

ธนาคารกสิกรไทย
KASIKORNBANK



Summary of operating results for the second quarter of 2003

## Balance Sheets Highlights (continued)

**>> Forward Exchange Contract Revaluation on the Liabilities Side**

- Forward exchange contract revaluation on the liabilities side as of June 30, 2003 stood at Baht 869 million, up from March 31, 2003, by Baht 635 million, or 271.20%, due to a higher value of the Baht. This item was shown on the liabilities side because the exchange rates as stated in contracts were lower than the exchange rates at the end of the accounting period. It will not affect the Bank's profits and losses, since the Bank has maintained square position in its foreign exchange transactions.

Document no. 6


ธนาคารกสิกรไทย
KASIKORNBANK

**Summary of operating results for the second quarter of 2003**

## Statements of Income Highlights


Net Income for the Quarter (Million Baht)
1,919
1,881
961
2,648
8,236
Q2/02
Q3/02
Q4/02
Q1/03
Q2/03

**➢ Net Income**

- The Bank's net income for the second quarter totaled Baht 8,236 million, through the following operating results.

**>> Net Income from Interest and Dividend**

- In the second quarter, the Bank recorded net income from interest and dividends totaling Baht 4,326 million, increasing by Baht 473 million, or 12.28%, from the preceding quarter.

• ***Interest and Dividend Income***

- Income from interest and dividends mainly comprising interest income on loans, interbank and money market items, income from debt instruments and dividends from equities totaled Baht 8,023 million, increasing by Baht 173 million, or 2.21%, from the preceding quarter. This is mainly attributed to increases in interest income on restructured loans and rising new loans.

• ***Interest Expenses***

- Interest expenses totaled Baht 3,497 million, dropping Baht 300 million, or 7.90%, from the previous quarter, due mainly to interest expenses on deposit because of diminishing deposit interest rates.

Document no. 6

ธนาคารกสิกรไทย
KASIKORNBANK



Summary of operating results for the second quarter of 2003

## Statements of Income Highlights (continued)

**>> Bad Debt and Doubtful Accounts and Loss on Debt Restructuring**

- In the second quarter, the Bank neutralized bad debts and doubtful accounts totaling Baht 2,472 million with losses on debt restructuring, with equal amounts being reversed from allowances for doubtful accounts. Hence, it will not cause any effect on the Bank's net income, for the Bank has set aside sufficient allowances for losses on debt restructuring.

**>> Normalized Provisioning**

- The Bank will set aside normalized provisioning of 0.5% of total loans, including both performing and non-performing loans, which will be gradually built up on a quarterly basis until reaching the target. In the second quarter 2003, the Bank set aside additional normalized provisions amounting to Baht 200 million, which bought the total sum set aside to Baht 1,200 million as of June 30, 2003.

**>> Non-Interest Income**

- Non-interest income consists of gain on investments, and share of profit from investments using the equity method, plus fees and service income, gains on foreign exchanges and other income.
  - This quarter, the Bank recorded non-interest income of Baht 7,817 million, which increased Baht 5,070 million, or 184.56%, from the first quarter due mainly to

- *Gain on investments*
  - Gains on investments totaled Baht 1,482 million, increasing by Baht 1,051 million, or 244.34%, from the preceding quarter. This is mainly attributed to significant improvement in the condition of the capital markets during this quarter. As a result, the Bank posted profits from sales of government bonds and equities. In addition, investments in some securities had higher value, thus reducing allowances for diminution in value of investment in securities recorded previously.

Document no. 6


ธนาคารกสิกรไทย
KASIKORNBANK

Summary of operating results for the second quarter of 2003

## Statements of Income Highlights (continued)

- *Share of profit from investments on equity method*
  - The Bank recorded its share of profit from investments on equity method of Baht 4,108 million. Most of the gains stemmed from the one-time profits of the Phethai Asset Management Company and Ploy Asset Management Company amounting to Baht 1,410 million and Baht 2,626 million, respectively. The Bank of Thailand issued a directive Ref. BOT.FPG. (31)c.29/2546 dated February 27, 2003 mandating that asset management companies with more than 50 percent of their shares held by financial institutions must comply with the Bank of Thailand's notification, Ref. BOT.FPG(31)c.2775/2545 dated December 3, 2002, 'Re: Accounting procedures regarding purchasing or taking of transfer of loan debtors and supervision guidelines' where accounting guidelines for recording investments in loans purchased or transferred have been revised. This change results in the following effects on the two Asset Management Companies:
    - The loans restructured before December 31, 2002, and during the accounting period ending June 30, 2003 of the two AMCs, were reclassified as "Loans at fair value" as of the date when each reclassification was affected. The fair value was shown as the present value of future cash receivables, discounted by market rate where risks of debtors are taken into account. Profit or loss incurred from the difference between fair value and book value must be immediately realized in the Statements of Income. Loans that have not been restructured will not be reclassified and will maintain as "Investments in Loans" at cost value.





## Statements of Income Highlights (continued)

- Interest income on the reclassified loans and investment in loans are recognized on a cash basis, while prior to the change, they were recognized on an accrual basis using the internal rate of return (IRR).

  The guidelines required an AMC to immediately recognize a one-time profit in this quarter which caused by the difference between the cost and the fair values of total restructured loans. As a result, the interest income to be recognized in the future on a cash basis will be less, compared with that of an accrual basis previously used. However, regardless of the additional income from account reclassification mentioned above and the lower interest income to be recognized in the future over the tenor of restructuring agreement, the overall operating results of the two AMCs under the new guidelines of the Bank of Thailand are relatively unchanged.

  The changes in criteria affecting Financial Statements of the two Asset Management Companies are summarized as follows:

| Item | Previous Guideline | | New Guideline | |
|---|---|---|---|---|
| | Restructured loans | Non-restructured loans | Restructured loans | Non-restructured loans |
| Item on balance sheet | Investments in loans | Investments in loans | Loans | Investments in loans |
| Value booked on balance sheet | Cost value | Cost value | Fair value | Cost value |
| Income recognition on Statement of Income | Accrual basis at internal rate of return | Cash basis | Cash basis | Cash basis |

Remark: According to the Bank of Thailand's regulations, "Investment in loans" means impaired and unrestructured loans purchased by AMCs (not from direct lending).

- *Gains on foreign exchange*
  - Gains on foreign exchange totaled Baht 565 million, rising by Baht 52 million, or 10.11%, from the preceding quarter, due in part to the closure of overseas branch.

Document no. 6



Summary of operating results for the second quarter of 2003

## Statements of Income Highlights (continued)

**>> Non-interest Expenses**

- Non-interest expenses consist of personnel expenses, premises and equipment expenses, taxes and duties, fees and service expenses, Directors' remuneration and other expenses.
  - The Bank recorded non-interest expenses of Baht 3,920 million, decreasing Baht 43 million, or 1.07%, from the preceding quarter. The decrease stemmed mainly from lower fees and service expenses in credit card business paid to local and foreign banks as a result of reductions in purchases via credit cards of overseas tourists, an effect of the SARS epidemic.

**Document no. 6**


ธนาคารกสิกรไทย
KASIKORNBANK

**Summary of operating results for the second quarter of 2003**

## Quality of Assets

**>> Non-performing Loans (NPL)**

- As of June 30, 2003, Phethai Asset Management Company and Ploy Asset Management Company reclassified restructured loans previously classified as "Investments in Loans", at cost value into "Loans", at fair value. Under the Bank of Thailand's new guidelines, asset management companies must reclassify restructured loans and set aside allowances for doubtful accounts as done for general loans.
- Non-performing loans (including those of financial institutions) under BOT criteria as of June 30, 2003, were recorded as follows:

(Million Baht)

| [illegible] | The Bank | The Bank and Phethai Asset Management Company | The Bank, Phethai Asset Management Company and Ploy Asset Management Company |
|---|---|---|---|
| Non-performing loans (NPL) | 85,387 | 115,234 | 124,094 |
| Total loans used for NPL ratio calculation [2] | [illegible] | [illegible] | [illegible] |
| As percentage of total loans | 17.23 | 22.29 | 23.73 |

[1] Including "investments in loans" that have not undergone debt restructuring in Ploy Asset Management Company for Baht 7,888 million.

[2] According to the BOT directive dated January 16, 2003, total loans used for NPL ratio calculations are loans extended to general customers, as shown in balance sheets as "loans", and loans to financial institutions, as included in interbank and money market items.

As of June 30, 2003, Kasikorn Factoring Company Limited, a subsidiary of the Bank, held non-performing loans of Baht 78 million out of Baht 1,835 million of total loans.

Document no. 6



Summary of operating results for the second quarter of 2003

>> Classified Loans and Allowance for Doubtful Accounts

As of June 30, 2003, the Bank, Phethai Asset Management Company and Ploy Asset Management Company had loans and accrued interest receivables from general customers and financial institutions (excluding non-restructured investment in loans of Ploy Asset Management Company), allowances for doubtful accounts, allowances for revaluation in debt restructuring, and normalized provisioning as follows:

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | Loans[3] and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value | % Used for Providing The Provision | Providing[4] Amounts |
| Allowances for doubtful accounts and revaluation allowances for debt restructuring per Bank of Thailand regulations | | | | |
| 1. Allowance for doubtful accounts from classified loans | | | | |
| Normal | 393,791 | 114,784 | 1 | 3,938 |
| Special Mention | 17,740 | 3,270 | 2 | 355 |
| Sub-Standard | 6,249 | 1,335 | 20 | 267 |
| Doubtful | 9,319 | 2,996 | 50 | 1,498 |
| Loss | 70,196 | 27,335 | 100 | 27,335 |
| Total | 497,295 | 149,720 | | 33,393 |
| 2. Revaluation allowance for debt restructuring | | | | 3,432 |
| Total 1 and 2 | | | | 36,825 |
| Allowance established in excess of BOT's regulations | | | | 15,058 |
| Normalized Provisioning | | | | 1,200 |
| Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning | | | | 53,083 |

Document no. 6


ธนาคารกสิกรไทย
KASIKORNBANK

**Summary of operating results for the second quarter of 2003**

(Million Baht)

| | The Bank and Phethai - AMC | | | |
|---|---|---|---|---|
| | Loans[3] and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value | % Used for Providing The Provision | Providing Amounts[4] |
| Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulation | | | | |
| 1. Allowance for doubtful accounts from classified loans | | | | |
| Normal | 383,412 | 100,810 | 1 | 3,834 |
| Special Mention | 19,586 | 3,833 | 2 | 392 |
| Sub-Standard | 6,249 | 1,335 | 20 | 267 |
| Doubtful | 9,319 | 2,996 | 50 | 1,498 |
| Loss | 101,377 | 42,226 | 100 | 42,226 |
| Total | 519,943 | 151,200 | | 48,217 |
| 2. Revaluation allowance for debt restructuring | | | | 4,043 |
| Total 1 and 2 | | | | 52,260 |
| Allowance established in excess of BOT regulations | | | | 19,464 |
| Normalized Provisioning | | | | 1,200 |
| Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning | | | | 72,924 |

**Document no. 6**

ธนาคารกสิกรไทย
KASIKORNBANK



**Summary of operating results for the second quarter of 2003**

(Million Baht)

| | The Bank, Phethai – AMC and Ploy – AMC [5] | | | |
|---|---|---|---|---|
| | Loans[3] and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value | % Used for Providing The Provision | Providing Amounts[4] |
| Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulation | | | | |
| 1. Allowance for doubtful accounts from classified loans | | | | |
| Normal | 379,336 | 94,629 | 1 | 3,793 |
| Special Mention | 20,471 | 4,374 | 2 | 410 |
| Sub-Standard | 6,249 | 1,335 | 20 | 267 |
| Doubtful | 9,319 | 2,996 | 50 | 1,498 |
| Loss | 102,336 | 42,681 | 100 | 42,681 |
| Total | 517,711 | 146,015 | | 48,649 |
| 2. Revaluation allowance for debt restructuring | | | | 5,131 |
| Total 1 and 2 | | | | 53,780 |
| Allowance established in excess of BOT regulations | | | | 20,270 |
| Normalized Provisioning | | | | 1,200 |
| Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning | | | | 75,250 |
| Kasikorn Factoring Co., Ltd. | 1,835 | | | 87 |
| Total | 519,546 | | | 75,337 |

[3] Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 165 million, including loans and accrued interest receivables in financial institutions amounting to Baht 1,232 million.

[4] Including the allowance for doubtful accounts of financial institutions for Baht 594 million.

[5] Exclude non-restructured "Investment in Loans" of Ploy Asset Management Company with a fully 100% reserve for Baht 7,888 million.

Document no. 6





**Summary of operating results for the second quarter of 2003**

As of June 30, 2003, the Bank and its asset management companies recorded total allowances for doubtful accounts (including financial institutions), revaluation allowances for debt restructuring and normalized provisions as follows:

(Million Baht)

| | The Bank | The Bank and Phethai-AMC | The Bank, Phethai-AMC and Ploy-AMC(5) |
|---|---|---|---|
| Total Allowance for doubtful accounts (including financial institutions), revaluation allowance for debt restructuring and normalized provisioning | 53,083 | 72,924 | 75,250 |
| Allowance for doubtful accounts (including financial institutions), revaluation allowance for debt restructuring as required by BOT | 36,825 | 52,260 | 53,780 |
| As percentage of total allowance for doubtful accounts to allowance for doubtful accounts as required by BOT | 144.15 | 139.54 | 139.92 |

**Document no. 6**


ธนาคารกสิกรไทย
KASIKORNBANK

**Summary of operating results for the second quarter of 2003**

➢ **Capital Funds**

- The capital adequacy ratio as of June 30, 2003, according to BOT rules[6], is 13.87% , while the BOT's minimum rate is 8.50% Details are as followed:

| | Percent | | | | |
|---|---|---|---|---|---|
| | June 30, 2003 | March 31, 2003 | December 31, 2002 | September 30, 2002 | June 30, 2002 |
| Tier-1 Capital | 8.82[7] | 8.27 | 8.44 | 8.48 | 7.58 |
| Tier-2 Capital | [illegible] | [illegible] | 5.90 | [illegible] | [illegible] |
| Total Capital Funds | 13.87[7] | 13.28 | 14.34 | 14.32 | 13.21 |

[6] Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per Bank's regulations. Net profit in the second period is also counted as capital after approval by the General Meeting of Shareholders. However, whenever there is a net loss occurred, the capital must be immediately reduced accordingly.

[7] Should the second quarter's net profits ending June 30, 2003, and the first quarter's net profits ending March 31, 2003, were included in the Bank's capital funds, the tier-1 capital and total capital funds ratio would be 10.92% and 15.97%, respectively.